Exhibit 99.1

August 27, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, on August 27, 2018, Tarjetas Regionales S.A., a subsidiary of Grupo Financiero Galicia, initiated the relevant processes before the Argentine Central Bank to create a new financial entity, to be called “Naranja Digital Compañía Financiera S.A.U” (the “New Subsidiary”), which will operate as a subsidiary of Tarjetas Reginales S.A. Tarjetas Reginales S.A. will be the only shareholder of the New Subsidiary.

The New Subsidiary will operate through digital platforms in order to facilitate access to certain banking or financial services via such digital platforms for individuals that do not have access to such financial services. The platforms will provide simplified operations and enhanced user experiences to allow for payments and savings deposits, among other financial transactions, to be conducted through mobile and computer applications.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects,

including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com